Section 240.14a-103 Notice of Exempt Solicitation.
               Information to be included in statements submitted
                     by or on behalf of a person pursuant to
                              Section 240.14a-6(g)
                          Notice of Exempt Transaction


1.       Name of Registrant:

         General Motors Corp.

--------------------------------------------------------------------------------
2. Name of Person relying on exemption:

         Stonington Management Corporation
--------------------------------------------------------------------------------

3. Address of person relying on the exemption:

         712 Fifth Avenue, New York, NY  10019
--------------------------------------------------------------------------------

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1). See Exhibit 1 attached hereto and incorporated herein by reference.

                                                                       EXHIBIT 1

                        STONINGTON MANAGEMENT CORPORATION
                                712 FIFTH AVENUE
                            NEW YORK, NEW YORK 10019
                                                        --
                               TEL. (212) 974-6000
                               FAX: (212) 974-2092

                                                               October 24, 1997

TO FELLOW HOLDERS OF GENERAL MOTORS CLASS H STOCK:

               General Motors will soon be asking you to approve a restructuring of Hughes Electronics, including a fundamental abrogation of your rights as a Class H stockholder. On behalf of the institutional investors whose substantial holdings of Class H stock we manage, we are writing to urge you to reject GM's proposal. As you read further, please keep in mind these key points:

     o GM IS ATTEMPTING TO RENEGE ON ITS BASIC DEAL WITH THE CLASS H STOCKHOLDERS. GM is trying to renege on a bargain it made with the Class H stockholders - a bargain that was approved by both GM's board and its common stockholders when the Class H stock was issued and was consistently reiterated in GM's public disclosures for over a decade.

     o GM IS TRYING TO EXTORT VALUE FROM CLASS H FOR THE BENEFIT OF THE ORDINARY COMMON. The effect of the Board's proposal is clear: a one-way diversion of value from the GM's Class H shareholders to its ordinary common shareholders. Based on current market values, this give-up would be nearly $19 per Class H share. (All market values in this letter are based on closing prices for October 23, 1997, which were 70-1/4 for ordinary GM shares and 67-9/16 for Class H shares.)

     o YOU CAN BLOCK THIS EXTORTION EITHER BY VOTING "NO" OR BY SIMPLY NOT RETURNING YOUR CONSENT CARD. This diversion of value cannot occur without the affirmative support of a majority of all outstanding Class H stockholders. Abstentions have the same effect as "no" votes.

     o THERE IS NO DOWNSIDE TO ADOPTING A WAIT-AND-SEE APPROACH. GM would like to get your votes in the first 20 business days of the solicitation period but has allotted 60 calendar days for voting if needed. Even if you are reluctant to vote against the Board's proposal, you have nothing to lose by withholding your vote during the first 20 business days. By doing so, Class H stockholders will send the important message to GM's board that it cannot run roughshod over our rights. If GM's directors are the least bit serious about their fiduciary duties, they will respond constructively by rectifying their present, wrongheaded proposal.

WHAT GM'S BOARD WANTS YOU TO GIVE UP

               One of the basic economic rights of the Class H stock as set forth in GM's corporate charter is a provision - we refer to it as the "120% Provision" - entitling you to receive 1.23 ordinary GM shares for each Class H share when the Raytheon transaction closes. Although no one knows where the Class H shares or the ordinary shares will be trading at that time, 1.23 ordinary shares currently have a market value of about $86.41, compared to a market price of $67.56 per Class H share. In other words, judging by current market prices the Class H shareholders are entitled to receive about 28% -- or a total of about $1.9 billion -- more for their shares.

               This large disparity arises from the attempt by GM's board to abrogate the 120% Provision. Specifically, GM's board is requesting that Class H stockholders accept, in lieu of their straightforward entitlement under the 120% Provision, (i) new, non-dividend-bearing Class H stock tracking a smaller, higher-risk version of Hughes Electronics and (ii) a large amount of Raytheon stock. Although GM's preliminary solicitation material (under review by the S.E.C.) alludes vaguely to uncertainties about the applicability of the 120% Provision to the present circumstances, GM has never seriously argued the point. To the contrary, GM concedes that it needs the support of a majority of the Class H stockholders in order to adopt its proposal.

               The 120% Provision represents an integral part of the bargain that GM made with the Class H holders when it bought Hughes Aircraft in 1985:
The Class H stock would "track" the earnings of Hughes Electronics (a combination of Hughes Aircraft and Delco) until GM sold "all or substantially all" of Hughes Aircraft. At that point, the Class H shares would automatically be converted into ordinary common shares pursuant to the 120% Provision. The 120% Provision was plainly designed to afford the Class H shareholders a premium on their shares above the value to which they would have been entitled if they simply owned a percentage of Hughes. The 120% Provision was at its inception approved by both GM's board and its common stockholders. Until GM announced last January its agreement to sell the Hughes defense business, GM had consistently and unequivocally reiterated the 120% Provision in many of its S.E.C. filings, including its April 1995 prospectus for the underwritten public offering of 15 million Class H shares and its Form 10-K Annual Report filed in April 1996.

               As noted earlier, GM's board now proposes to abrogate the 120% Provision at the very moment when it has finally become applicable. To add insult to injury, the Board also proposes to compromise the Class H holders' rights in two further respects:

     o The Board is seeking to amend GM's charter to give GM the option (starting in 2002) to force you to convert into ordinary GM shares, at the ratio prescribed at the time by the 120% Provision, whenever its suits the Board's interests to do so. In other words, GM's Board wants to play the "heads I win, tails you lose" game. Even as the Board attempts to renege on the 120% Provision when it is required to be applied, it wants to procure the unilateral option to invoke the 120% Provision in the future, when it may be to your disadvantage. (GM presently has such an option only if it has paid you substantial dividends for five years. Since GM now plans to cease dividends on the Class H shares for the foreseeable future, the existing option would for all intents and purposes be inapplicable for many years to come.)

     o The Board wants to amend GM's charter to make it much harder for the 120% Provision to be mandatorily applicable upon future sales of large portions of the remaining Hughes businesses. Specifically, the proposed amendments would greatly narrow the definition of "substantially all" of Hughes business. Under the proposed amendments, Hughes could sell off 79% in value of its remaining businesses without triggering the 120% Provision (unless, as noted above, GM elected to do so.)

               There is another way in which the Board's proposal would impair the value of your investment. If you allow the Board to bully you into giving up $1.9 billion of value now, you are simply inviting a repeat performance the next time you are entitled to something. The value of the Class H stock is not simply a function of earnings projections, multiples and the like but also on the degree of confidence that GM's word means something. Unfortunately, it is plain as day that GM does not care about its word when it comes to the Class H stockholders.

CLASS H CAN BLOCK THIS MISTREATMENT

               Fortunately, GM cannot abrogate your rights without the affirmative consent of a majority of all outstanding Class H shares. Thus, while we urge you to vote "no", you can accomplish the same thing by simply refraining from voting.

               For like reason, even if you are considering lending your support to GM's proposal, you should delay doing so. GM is seeking consents in lieu of a meeting. Essentially, the solicitation period will be divided into two periods, totaling about 60 calendar days. GM will attempt to obtain the requisite consents within the first 20 business days of the solicitation period. However, if that effort fails, GM will allow the remainder of the 60-calendar-day period to complete the solicitation. Class H stockholders have everything to gain, and nothing to lose, by withholding their votes during the initial 20-business-day solicitation period and sending GM's Board the message that the Class H stockholders will not be abused. If the Board takes at all seriously their fiduciary duties and GM's reputation as a blue chip company, the Board will respond to that message constructively.

ATTEMPTED COERCION WITH A HOLLOW THREAT

               Of course, no Class H holder in its right mind would give up $19 per share voluntarily, so GM's board has resorted to an undignified "my way or the highway" tactic. Specifically, the Board has stated that it would rather abandon the defense sale and the realignment of Delco - and more generally throw away a year's effort on the part of Raytheon and GM - than give the Class H holders what is plainly their due.

               On its face, this threat is hollow. As anyone who has followed GM knows, and as is readily confirmed by GM's own preliminary solicitation material:

     o Given the now-mature consolidation of the defense industry, GM has no choice but to sell the defense business. Its sale is a strategic imperative, the absence of which would damage both the ordinary and the Class H shareholders.

     o The sale to Raytheon is grandfathered under the old tax law. If that sale is abandoned, GM would forever lose its opportunity to dispose of the defense business in a tax-free manner - a crucial GM requirement.

     o The proposed sale to Raytheon is at a very attractive price, reached through competitive bidding. One of the bidders, Northrop Grumman, has since agreed to merge with another giant of the defense industry, thereby effectively precluding (by virtue of anti-trust concerns) a replication of the competitive-bidding process if Hughes terminates the Raytheon deal.

     o Combining Delco with GM's other parts business, Delphi, is also strategically compelling - both from an operational standpoint and as a step toward GM's objective of taking the combined parts business public.

     o GM has spent a year pursuing the Hughes restructuring and developing its business plans accordingly. The benefit to GM as a corporation will be the same regardless of how those benefits are allocated between the ordinary and the Class H shares. It would be an act of unadulterated spite - to the clear detriment of both classes - for GM's Board to abandon the entire project just because the Class H holders insisted on getting their stipulated share of the proceeds.

     o There is no reason to believe that GM's ordinary common shareholders would oppose the defense sale if the 120% Provision were applied. Quite the contrary, they will be substantially benefited by the defense sale and by the combination of Delco and Delphi even if the 120% Provision were honored.

     o It is inconceivable that GM would, as a result of this issue, allow itself to fail Raytheon which has been realigning itself into a pure defense company in reliance upon its agreement with Hughes. Although the Raytheon agreement is generically conditioned on GM shareholder approval, as a commercial (if not as a legal) matter Raytheon has every right to expect that GM will move heaven and earth to deliver that approval and will not gratuitously jeopardize it by trying to cheat one class for the benefit of the other. GM may not care about its credibility with Class H holders, but it surely cares about whether the likes of Raytheon will do business with it again.

               Even if the Board's threat were credible (and especially given that it is not), its efforts to bully and manhandle its own shareholders would be highly inappropriate. GM's present strategy is the very one that Conrail unsuccessfully pursued a year ago. By agreeing to an onerous lock-up, Conrail's board tried to force its shareholders to choose between an inferior deal and no deal at all. Despite the fact that the friendly suitor and Conrail's employee benefit plans owned more than 30% of the Conrail shares (an advantage that GM's board does not enjoy in the present vote), Conrail's shareholders overwhelming rejected the deal recommended by Conrail's board. In the process, Conrail's directors became public metaphors for corporate arrogance and irresponsibility - an outcome that GM's directors would be well-advised to avoid.

               HERE IS THE LESSON OF CONRAIL: ONCE THE SHAREHOLDERS STOOD UP TO THEIR BOARD, THE BOARD HAD NO CHOICE BUT TO RECTIFY ITS MISGUIDED APPROACH AND ALLOW THE DEAL TO BE IMPROVED. After Conrail, there can be no doubt that institutional investors simply should not and will not tolerate highhanded efforts by their board to force them to accept less than they are plainly entitled to receive. Many of the institutions that voted against the recommendation of Conrail's board hold GM's Class H stock. If they voted no in Conrail, why would they vote differently here?

               If you cower in the face of the GM Board's attempt to renege, you will be inviting them to do so again. Worse still, you will be inviting the board of every company - even putatively blue-chip companies to breach their commitments to stockholders and to engage in coercive power-plays rather than doing the right thing. Do not let this happen.

THE BOARD'S OSTENSIBLE REASONS DO NOT HOLD WATER

               The Board devotes all of a paragraph in its preliminary solicitation materials to its ostensible reasons for attempting to grab value from the Class H holders (see page 41 of the materials filed October 17). The Board's reasoning does not withstand scrutiny and belies any pretense that the Board has complied with its fiduciary duties.

               Reason  #1:  "[T]he  loss of GM's  flexibility  to  issue  equity
               interests   relating   to  Hughes   Telecom   without   incurring
               corporate-level tax."

               Presumably this refers to the possibility of issuing additional Hughes tracking stock in the context of an acquisition by Hughes. We greatly doubt that any business seller would be willing to take the Class H tracking stock in exchange, especially now that GM's Board has shown no reluctance to renege on the terms of that stock. And even if the theoretical possibility of issuing more Class H stock represented some corporate benefit, it does not follow that the Class H stockholders alone should bear the burden of preserving it, or that they should give up $1.9 billion of value for the privilege of doing so.

               Reason #2: "[T]he loss of GM's flexibility . . . to use tracking stock as a focused security for management compensation."

               The importance of this reason is amply indicated by the fact that it did not even appear in GM's proposed solicitation materials until the fourth time GM filed them with the S.E.C. (More generally, GM ostensible reasons for abrogating your rights were expressed differently in three different drafts of these materials filed between October 6 and 17 - despite the fact that GM decided last December to renege on the 120% Provision. There is no telling what reasons GM will come up with for last year's decision by the time this is over.) We support proper incentives for Hughes's management but trust that this can be accomplished without the Class H stockholders ceding $1.9 billion of value to the ordinary common shareholders.

               Reason #3: "[T]he substantial change that would result in the form and nature of the investment of GM Class H Common Stockholders, who would have their tracking stock investment in Hughes Electronics replaced with a conventional stock interest in all of GM's operations (rather than with a conventional stock interest in New Raytheon and a more focused tracking stock interest in Hughes Telecom . . .)".

               We admire the creativity of whomever thought this one up. If the 120% Provision were applied, Class H tracking stock would simply be converted into ordinary common shares of General Motors - exactly as GM's charter provides and exactly as over a decade of GM's SEC filings had contemplated. But according to GM's patronizing analysis, it is better instead for Class H holders to be forced to receive (i) a watered-down stock that tracks one of the three businesses in which they were previously invested and (ii) shares of Raytheon, which is mostly an operation in which the Class H holders were never invested, and which is in an industry that the Class H holders thought they were exiting! If GM's directors really believe this logic, we beg them not to protect us from ourselves. Rather, give the Class H holders the choice between what the charter entitles them to receive and what the Board is offering, and we shall see soon enough which is preferable.

               Reason #4: The "substantial dilution that would likely reduce the value of the [ordinary common shares], including the new stock of that class to be issued to GM Class H Common Stockholders".

               Of course, this reason represents no benefit at all to the Class H shareholders. Quite the contrary, it is exclusively a detriment. The Board is favoring the ordinary shares at the expense of the Class H shares, and baldly uses that favoritism as a "reason" for reneging on the 120% Provision. This is perverse reasoning indeed. It is like saying that people should not pay their taxes or bills because otherwise their wealth would be substantially diluted.

               We also dispute the Board's factual premise. It is true that if each Class H share were converted into 1.23 ordinary shares, the presently outstanding ordinary shares would thereafter constitute 85.1% of the outstanding ordinary shares. But it is dishonest arithmetic for GM to state (as it has many times) that this conversion would cause a 15% dilution of the ordinary shareholders. What GM conveniently ignores is that the Class H shares would completely disappear in the process, and the value they represent (which the market currently assesses to be about $6.9 billion) would thereafter be shared with all of the ordinary shareholders. A fair reading of the financial facts would indicate that the dilution amounts to at most two or three percentage points, not 15.

               Lastly, the Board is exploiting its ostensible dilution concern disingenuously. Since the Board has chosen to measure dilution solely as a function of the number of additional ordinary common shares to be issued, the Board could easily have proposed an alternative currency for providing the Class H holders the value to which they are entitled. For example, the Class H holders could have been given a larger portion of the shares that Raytheon is issuing in the merger; or the terms of the Class H stock could have been modified to track a greater percentage of the earnings of the Hughes Telecom business; or the value of the Class H shares could have been enhanced by spinning off the Telecom business; or contingent value rights or warrants could have been issued. This type of approach would have avoided the issuance of additional ordinary common shares while at the same time giving the Class H shareholders the benefit of their long-standing bargain.

               Months ago we repeatedly implored the Board and GM's financial advisors to take this approach. Had the Board done so, it would have created a win-win situation for both classes. Instead, the Board arrogantly chose to stiff-arm us and instead opted to create the present win-lose situation in which you are the loser. The Board went so far as to instruct its financial advisors not even to accept our phone calls - ensuring that so-called fairness opinions could be issued without the distractions of fact and logic.

               In sum, the Board's fallacious list of reasons belies its claim to be acting in the interests of both classes. Instead, the Board is engaged in a game of raw favoritism, in which an integral part of your bargain with GM is being ignored for the exclusive benefit of the ordinary common shareholders.

                               ------------------

               WE URGE YOU TO ADVISE GM IMMEDIATELY OF YOUR OPPOSITION TO ITS WRONGHEADED PROPOSAL. IF GM INSISTS ON MAILING ITS SOLICITATION MATERIAL FOR THE PRESENT PROPOSAL, WE URGE YOU TO VOTE "NO" OR, FAILING THAT, TO ADOPT A WAIT-AND-SEE APPROACH.

                                                              Very truly yours,

                                                              Mark D. Brodsky
                                                              Portfolio Manager